FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 30, 2003

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)

Date August 28, 2003	By /s/ Shunji Onda

(Signature)*

Shunji Onda General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.
1.   Interim report for the 103rd business term

TRANSLATION

2003

Interim Report For The 103rd Business Term

From January 1, 2003 to June 30, 2003

CANON INC.

To Our Shareholders

     It is a great pleasure to present our interim report for the first half of the 103rd business term, from January 1, 2003, through June 30, 2003.

     Looking back at domestic and overseas economies during this half-term, the U.S. economy continued a basic tone of sluggish growth in both personal consumption and investments in plants and equipment, but began exhibiting slight signs of recovery during the latter quarter. Due to restraint in export growth under the influence of the U.S. economy, the growth rates of European economies remained nearly level. Moreover, due to the adverse influence of SARS (Severe Acute Respiratory Syndrome) and other factors, Asian economies achieved only moderate growth. On the other hand, harsh conditions prevailed in the Japanese economy, which showed no signs of a favorable shift in personal consumption or investments in plants and equipment. In the foreign exchange market, in comparison with the same period of the previous year, the yen appreciated versus the U. S. dollar and depreciated versus Euro currency.

     In markets relevant to Canon, the demand for digital cameras continued to expand, but severe market conditions for digital copying machines and computer peripherals continued as price wars intensified. Regarding optical products, although the market for semiconductor production equipment remained stagnant, the market for mirror projection mask aligners for LCD panels expanded because of an increasing demand for LCD televisions and other factors.

     Within this management environment, Canon entered the third year of Phase II (2001 to 2005) of the “Excellent Global Corporation Plan.” Based on this plan, Canon continued to work toward reforming both production and development activities. For production reforms, Canon further advanced rationalization by such means as automating production and adopting mini-FA systems, thereby successfully achieving a further reduction in product cost. Moreover, as a consequence of development reforms, Canon was able to release competitive products in a timely manner. In terms of sales activities as well, our business activities were able to accurately reflect market needs by reorganizing the Canon group and reinforcing closer communication among all member companies within the Canon group.

     Due to these efforts, despite a sluggish global economy we consecutively sustained a favorable performance during this first half of the 103rd business term. In comparison with the same period of the previous year, total sales amounted to 946.6 billion yen (a 17.1% increase) and ordinary profit totaled 164.3 billion yen (a 75.3% increase). Partially due to the gain on exemption from the substitutional portion of the employees’ pension fund (45.9 billion yen), net income was 128.8 billion yen (a 120.2% increase).

     The interim dividend for the first half of the 103rd business term amounts to 15 yen per share, representing a 2.50-yen increase versus that of the same period last year. Payment of dividends to shareholders commences on August 28, 2003.

     Regarding the outlook for the second half of the 103rd business term, the forecast of the global economy remains unpredictable although it will probably achieve a basic tone of moderate recovery, and the management environment of Canon is expected to remain in severe conditions. Under such circumstances, we intend to further strengthen our resolve and push forward extensive operational reforms in development, production, and sales, with the aim of increasing profitability and stabilizing performance.

     We hope that you will continue to extend even greater support and encouragement in the months ahead.

August 2003

FUJIO MITARAI
President & C.E.O.

BUSINESS REPORT BY OPERATIONS
The products mentioned below may have different names in other areas.

Sales by Operations

		Increase/Decrease
Operations	Sales	against the Same Period
		of the Previous Term

	100 millions of yen	%
Business Machines	6,842	9.5
Office Imaging Products	2,358	3.0
Computer Peripherals	4,484	13.2

Cameras	2,083	41.9

Optical and Other Products	541	48.3

Total	9,466	17.1

Notes:
1.	From this interim period, amounts of less than 100 million are rounded off.
2.	From this interim period, representation of segmentation by product categories within the “Business Machines” are changed from the previous three segments of “Copying Machines,” “Computer Peripherals” and “Business Systems” to the two segments of “Office Imaging Products” and “Computer Peripherals.” In this connection, sales figures for the previous periods have been re-classified in accordance with the new segmentation.

Constitution of Sales
100 MILLIONS OF YEN

Sales by Operations	Sales by Region

Business Machines Operations

Office Imaging Products

     Fierce competition continued both in Japan and overseas within the markets for digital copying machines and multifunctional machines. As for monochrome digital copying machines for office use, sales of the “imageRUNNER Series” sustained a steady performance and, although sales of intermediate-speed models was sluggish, the sales quantity of the low-speed “iR1600 Series” models rose substantially. The high-speed models, as exemplified by the “iR105,” earned favorable acclaim, especially in the U.S. market. Furthermore, we strove to further expand the product lineup by releasing the “iR3350i Series” of new-generation multifunctional machines that offer the expandability of enhanced functions and diverse solutions when optional application software is installed.

     As for color digital copying machines, the “iR C3200” and “iR C3200N” network-compatible multifunctional machines for office use—equipped with Canon’s original, innovative iR controller—earned high acclaim in domestic and overseas markets and contributed to increased sales. Moreover, we also focused efforts on promoting the sales of the new “CLC1110” and other “PIXEL Series” color copying machines, which target graphic design businesses and design businesses.

     The market for products aimed for use at home or at small

Change in sales
100 MILLIONS OF YEN

businesses, on the other hand, showed an increasing trend in the demand for digital multifunctional machines that possess the functions of a printer and facsimile machine as well as a copying machine. The “PC1255” and “PC1275” multifunctional laser printers sustained steady sales, and the new “Satera D350” and “Satera D300” also earned wide acclaim. While the shift toward multifunctional machines thus accelerated, we also endeavored to promote the sales of single-function copying machines in the “PC Series” and “FC Series” as well as single-function facsimile machines, such as the newly released “L500” laser facsimile machine.

     As a result, sales in this category increased 3.0% versus the same period last year.

Computer Peripherals

     The overall market for computer peripherals continued to face a harsh environment due to sluggish consumption caused by the economic slowdown in Japan and overseas, the intensification of price wars, and other factors. Amidst such circumstances, in the market for laser beam printers, we greatly increased our sales versus the same period last year due to the release of the color “Satera LBP-2410” in Japan and abroad and our efforts to expand its sales, a recovery in the sales of OEM-oriented products, and so forth.

     In the market for inkjet printers, on the other hand, the “PIXUS Series” posted favorable performance, with continued growth in the sales quantity of both the “PIXUS 550i” and “PIXUS 850i.” We also worked to enhance the product portfolio by releasing new products, including the super-compact, lightweight “PIXUS 50i” notebook-printer as well as the “PIXUS 470PD” Photo Direct model that can directly print photographs taken with a digital camera. In response to the rising domestic and overseas demand in the inkjet printer market for multifunctional machines equipped with the functions of a color printer, color copying machine, scanner, and facsimile, we released and posted favorable sales of the “PIXUS MP730” and “PIXUS MP700” inkjet multifunctional machines that achieve both versatile functions and high-speed printing.

     Whereas the demand for multifunctional machines rose, however, the sales of single-function inkjet facsimile machines was restrained. Despite the adverse influence of a shrinking market on the sales performance of our single-function scanners, we channeled efforts into expanding the sales of “CanoScan 9900F”— our new flagship of ultra-photorealistic scanners that takes advantage of Canon’s optical technology—and of the “CanoScan LiDE30” and other models in the “LiDE Series.”

     As a result of these efforts, sales in this category increased 13.2% versus the same period last year.

Change in sales
100 MILLIONS OF YEN

Camera Operations

     Within the high growth in the domestic and overseas demand for digital cameras that has also continued into this half-term, we released five new models in the “PowerShot Series” and two new models in the “IXY DIGITAL Series” into the market for compact digital cameras, all of which earned high acclaim for their easy operation and high image quality thanks to the adoption of the “DIGIC” imaging engine and other innovations. Consequently, our sales growth in the market for the compact digital cameras exceeded that of the overall market.

     Regarding digital cameras of the single-lens reflex type, we released the “EOS 10D” which offers an affordable price while upholding high performance and subsequently generated a trend toward “full-fledged digitalization” among high-end amateur photographers as well. As for silver-halide cameras, we released the medium-grade “Autoboy N115” and other models then strove to increase their sales, but sales declined due to a shrinking demand. Sales of EF exchangeable lenses steadily increased on the basis of their compatibility with single-lens reflex cameras of both digital and silver-halide types. In the market for digital video cameras, we worked to strengthen the product lineup by releasing three new models, including the “FV M10 KIT” in the “Torebian Series,” and successfully continued to expand sales.

     Consequently, sales in this category increased 41.9% versus the same period last year.

Change in sales
100 MILLIONS OF YEN

Optical and Other Products Operations

     While semiconductor manufacturers continued to curb new investments in view of the slump in the semiconductor market, we initiated shipments of the “FPA-5000ES4” high-resolution Krf scanning stepper and other models and mainly increased sales of equipment for the increased production of CCDs (Charge-Coupled Devices) for Japanese consumption. Compared to the same period last year when the sales of semiconductor production equipment was sluggish, therefore, sales rose during the current half-term.

     Regarding mirror projection mask aligners for LCD panels, on the other hand, thanks to the shift to LCD panels as display monitors for personal computers and the expanded market for LCD televisions, mirror projection mask aligners capable of handling large-format LCD panels enjoyed a lively demand and the sales of “MPA-7500” continued to rise favorably. In addition, the newly released “MPA-7800,” which is capable of handling even larger panels (1,200 x 1,300 mm), exhibited steady sales after entering the market.

     Despite a slump in the market for broadcasting equipment, we sustained steady performance by such efforts as the release of the “DIGISUPER 100 xs,” a broadcasting lens that achieves a zoom rate of 100x and which won high praise for its vivid and powerful images during live sports broadcasts. Moreover, in the market for medical equipment, we endeavored to increase the sales of our digital non-mydriatic retinal cameras and X-ray digital cameras.

     As a result, sales in this category increased 48.3% versus the same period last year.

Change in sales
100 MILLIONS OF YEN

Balance Sheets

ASSETS	Millions of yen

	As of June 30,	As of Dec 31,
	2003	2002

Current Assets	1,027,318	952,082
Cash and deposits	155,571	64,262
Notes receivable	198,821	213,014
Accounts receivable	344,421	364,357
Marketable securities	99	474
Finished goods	91,111	73,620
Work in process	105,764	99,614
Raw materials and supplies	3,235	3,069
Deferred tax assets	23,183	22,722
Short-term loans receivable	29,270	30,294
Other current assets	85,896	91,636
Allowance for doubtful receivables	(10,053)	(10,986)

Fixed Assets	896,004	896,054
Property, Plant and Equipment	451,556	440,501
Buildings	217,887	223,245
Machinery	84,000	79,019
Vehicles	193	218
Tools and equipment	45,721	43,297
Land	90,720	80,326
Construction in progress	13,035	14,393
Intangibles	22,940	27,668
Industrial property rights	185	112
Facility utility rights	485	501
Software	22,270	27,054
Investments	421,508	427,884
Marketable securities-noncurrent	40,934	33,278
Investment in subsidiaries	295,004	282,231
Long-term loans receivable	6,274	4,587
Long-term pre-paid expenses	9,569	10,986
Deferred tax assets-noncurrent	64,394	89,082
Guarantees	3,179	3,350
Other noncurrent assets	2,197	4,420
Allowance for doubtful receivables-noncurrent	(43)	(52)

TOTAL ASSETS	1,923,322	1,848,136

Notes:
1.	From this interim period, amounts less than 1 million are rounded off.
2.	Current receivable from subsidiaries	611,012 million yen
	Noncurrent receivable from subsidiaries	6,236 million yen
	Current payable to subsidiaries	216,059 million yen
3.	Accumulated depreciation of property, plant and equipment	580,732 million yen

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Millions of yen

	As of June 30,	As of Dec 31,
	2003	2002

Current Liabilities	455,701	441,106
Notes payable	14,140	20,698
Accounts payable	251,043	259,202
Short-term loans	57,652	53,772
Other payable	14,152	9,314
Accrued expenses	36,952	19,011
Accrued income taxes	58,280	62,629
Deposits	9,278	6,026
Accrued bonuses for employees	4,441	4,491
Other current liabilities	9,763	5,960
Noncurrent Liabilities	117,856	171,720
Convertible debenture	13,750	15,031
Long-term debts	1	1
Accrued pension and severance cost	104,105	156,687

TOTAL LIABILITIES	573,557	612,827

Common Stock	167,883	167,242
Capital Surplus	299,419	298,778
Additional paid-in capital	299,419	298,778
Retained Earnings	887,562	774,287
Legal reserve	22,114	22,114
Reserve for special depreciation	3,896	3,753
Reserve for deferral of capital gain on property	10	13
Special reserves	719,428	604,028
Unappropriated retained earnings	142,114	144,379
Net Unrealized Gains (Losses) on Securities	1,624	1,162
Treasury Stock	(6,723)	(6,162)

TOTAL STOCKHOLDERS’ EQUITY	1,349,765	1,235,309

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	1,923,322	1,848,136

4.	Contingent liabilities
	Guarantees	55,671 million yen
	Letter of awareness and others	1,219 million yen

Income Statements

	Millions of yen

	Six months ended	Six months ended
	June 30, 2003	June 30, 2002

OPERATING PROFIT AND LOSS
Operating Revenue	946,551	808,357
Net sales	946,551	808,357
Operating Expenses	792,160	718,506
Cost of sales	569,687	525,023
Selling, general and administrative expenses	222,473	193,482

OPERATING PROFIT	154,391	89,851

OTHER INCOME AND EXPENSE
Other Income	25,048	27,141
Interest income	258	298
Dividend income	3,685	8,313
Rental income	4,521	3,597
Patent royalties	10,638	9,320
Miscellaneous income	5,946	5,611
Other Expense	15,146	23,294
Interest expense	129	124
Discount charge for export bills	4	28
Depreciation of rental assets	4,017	3,170
Loss on disposal and write-off of inventories	5,071	2,953
Foreign exchange loss	3,592	14,082
Miscellaneous loss	2,333	2,934

ORDINARY PROFIT	164,293	93,698

NON-ORDINARY INCOME AND LOSS
Non-Ordinary Income	46,414	375
Gain on sales of fixed assets	7	375
Gain on sales of investments in subsidiaries	527	—
Gain on exemption from the substitutional portion of the employees’ pension fund	45,880	—
Non-Ordinary Loss	2,588	3,521
Loss on sales and disposal of fixed assets	2,588	1,818
Loss on write-off of investments in subsidiaries	—	1,703

INCOME BEFORE INCOME TAXES	208,119	90,551
Income taxes — Current	59,199	32,782
— Deferred	20,145	(709)

NET INCOME	128,775	58,478
Unappropriated retained earnings brought forward from previous term	13,340	11,154
Loss on sales of treasury stock	1	—

UNAPPROPRIATED RETAINED EARNINGS	142,114	69,633

Notes:
1.	From this interim period, amounts less than 1 million are rounded off.
2.	Transactions with subsidiaries:
	Sales	916,107 million yen
	Purchase	519,870 million yen
	Other transaction	21,353 million yen
3.	Net income per share	146.69 yen

Change in Sales
100 MILLIONS OF YEN

Change in Ordinary Profit
100 MILLIONS OF YEN

Change in Net Income
100 MILLIONS OF YEN

CONSOLIDATED RESULTS
Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.

Consolidated Balance Sheets

ASSETS

		Millions of yen

	As of June 30,	As of Dec. 31,
	2003	2002
	(Unaudited)	(Audited)

Current assets:
Cash and cash equivalents	591,130	521,271
Marketable securities	1,414	7,255
Trade receivables, less allowance	497,195	498,587
Inventories	475,914	432,251
Prepaid expenses and other current assets	266,505	245,610

Total current assets	1,832,158	1,704,974
Noncurrent receivables	17,089	20,568
Investments	66,117	64,037
Net property, plant and equipment	855,176	830,304
Other assets	349,548	322,823

Total Assets	3,120,088	2,942,706

LIABILITIES AND STOCKHOLDERS’ EQUITY

		Millions of yen

	As of June 30,	As of Dec. 31,
	2003	2002
	(Unaudited)	(Audited)

Current liabilities:
Short-term loans	59,428	66,754
Trade payables	419,687	408,464
Income taxes	76,153	80,169
Accrued expenses	173,417	154,621
Other current liabilities	99,310	91,832

Total current liabilities	827,995	801,840
Long-term debt, excluding current installments	86,188	81,349
Accrued pension and severance cost	271,805	285,129
Other noncurrent liabilities	30,735	26,193

Total Liabilities	1,216,723	1,194,511

Minority interests	158,348	156,245
Stockholders’ equity:
Common stock	167,883	167,242
Additional paid-in capital	394,846	394,088
Retained earnings	1,315,655	1,203,248
Accumulated other comprehensive income (loss)	(126,644)	(166,467)
Treasury stock	(6,723)	(6,161)

Total Stockholders’ Equity	1,745,017	1,591,950

Total Liabilities and Stockholders’ Equity	3,120,088	2,942,706

			Millions of yen

		As of June 30,	As of Dec. 31,
		2003	2002
		(Unaudited)	(Audited)

1.	Allowance for doubtful receivables	15,113	12,031
2.	Accumulated depreciation	1,104,216	1,077,694
3.	Accumulated other comprehensive income (loss):
	Foreign currency translation adjustments	(44,574)	(68,524)
	Net unrealized gains (losses) on securities	54	(1,168)
	Minimum pension liability adjustments	(80,047)	(96,441)
	Net gains (losses) on derivative financial instruments	(2,077)	(334)
4.	The number of consolidated subsidiaries as of June 30, 2003 was 202, and the number of companies accounted for on equity basis as of June 30, 2003 was 20.

Consolidated Statements of Income

		Millions of yen

	Six months ended	Six months ended
	June 30, 2003	June 30, 2002
	(Unaudited)	(Unaudited)

Net sales	1,535,588	1,384,483
Cost of sales	759,714	734,221

Gross profit	775,874	650,262
Selling, general and administrative expenses	559,900	510,234

Operating profit	215,974	140,028
Other income (deductions):	(468)	(12,833)
Interest and dividend income	4,630	4,734
Interest expense	(2,650)	(3,482)
Other, net	(2,448)	(14,085)

Income before income taxes	215,506	127,195
Income taxes	82,801	51,539
Minority interests	4,938	2,451

Net income	127,767	73,205

Notes:

1.	The basic earnings per share is ¥145.55.
2.	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains and losses on securities, change in minimum pension liability adjustments and change in net gains and losses on derivative financial instruments. Comprehensive income for six months ended June 30, 2003 and 2002 were ¥167,590 million and ¥53,370 million, respectively.

Constitution of Sales
100 MILLIONS OF YEN

Sales by Operations	Sales by Region

Note:

From this interim period, Canon has revised the product categories contained within the “Business Machines” segment and discloses “Office Imaging Products,” “Computer Peripherals” and “Business Information Products.”

COMPANY PROFILE

(The following statements are the status as of June 30, 2003, if not specified otherwise.)

Main Activities
The Company is engaged in the manufacture and sales of the following products.

Business Machines
Office Imaging Products
     Copying Machines, Digital Multifunctional Machines, Laser Facsimile

Computer Peripherals
     Laser Beam Printers, Ink Jet Printers, Ink Jet Multifunctional Machines/Facsimile Machines, Scanners

Cameras
Digital Cameras, Silver Halide Cameras, Digital Video Cameras, Interchangeable Lenses

Optical and Other Products
Semiconductor Production Equipment, Mirror Projection Mask Aligners for LCD Panels, TV Lenses for Broadcasting Stations, Ophthalmic Instruments, X-Ray Equipment, Medical Image Recording Equipment

Shares
Total Number of Shares Issuable is 2,000,000,000 shares.

Total Outstanding Shares, Capital Stock and Number of Shareholders

Total Outstanding Shares (share)
As of the end of the Previous Term	879,136,244
Increase during This Half-Term	855,710
As of the end of This Half-Term	879,991,954
Capital Stock (yen)
As of the end of the Previous Term	167,242,433,582
Increase during This Half-Term	640,926,790
As of the end of This Half-Term	167,883,360,372
Number of Shareholders (person)
As of the end of the Previous Term	34,148
Decrease during This Half-Term	1,328
As of the end of This Half-Term	32,820

Note:
The increase of the total outstanding shares and the capital stock during this half term reflects the conversion of convertible debentures into shares.

Ratio of Holdings by Shareholders

The Company’s Own Shares

Acquisition during this		Disposition during this
Half-Term		Half-Term
Number of Own
	Total Amount		Total Amount	Shares as of the
Number of	of Acquisition	Number of	of Disposition	end of this
Shares	Price	Shares	Price	Half-Term

Common stock		Common stock		Common stock
111,804 shares	545 million yen	9,050 shares	40 million yen	1,476,311 shares

Notes	1.	The acquisitions and dispositions during this half-term reflect the purchase and sales of less- than-one-unit shares, respectively.
	2.	There were no share annulment procedures with respect to the Company’s own shares during this half-term.
	3.	The number of the Company’s own shares as of the end of the previous term was 1,373,557 shares of common stock.

Convertible Debentures
MILLIONS OF YEN

Employees

Number of Employees (person)	18,896
Decrease from the Previous Term (person)	845
Average Age	38.6
Average years of Service	16.1

Notes:

1.	Number of employees represents the total number of employees (excluding those who do not work full-time).
2.	In addition to the employees listed above, 1,734 persons have been dispatched to affiliated companies, etc.

Directors and Corporate Auditors

Position	Name	Business in Charge or Main Occupation

President & C.E.O.	Fujio Mitarai
Senior Managing Director	Ichiro Endo	Group Executive of Technology Management Headquarters
Senior Managing Director	Yukio Yamashita	Group Executive of Human Resources Management & Organization Headquarters
Senior Managing Director	Toshizo Tanaka	Group Executive of Finance & Accounting Headquarters
Senior Managing Director	Kinya Uchida	President of Canon U.S.A., Inc.
Senior Managing Director	Akira Tajima	Chief Executive of Optical Products Operations
Senior Managing Director	Tsuneji Uchida	Chief Executive of Image Communications Products Operations
Managing Director	Takashi Saito	Deputy Managing Director of Canon Europe Ltd.
Managing Director	Yusuke Emura	Group Executive of Global Environment Promotion Headquarters
Managing Director	Nobuyoshi Tanaka	Group Executive of Corporate Intellectual Property and Legal Headquarters
Managing Director	Junji Ichikawa	Group Executive of Production Management Headquarters
Managing Director	Hajime Tsuruoka	President of Canon Europa N.V.
Managing Director	Akiyoshi Moroe	Group Executive of General Affairs Headquarters; Group Executive of Information & Communication Systems Headquarters
Managing Director	Kunio Watanabe	Group Executive of Corporate Strategy & Development Headquarters
Managing Director	Ikuo Soma	Chief Executive of Office Imaging Products Operations
Director	Teruomi Takahashi	Chief Executive of Chemical Products Operations
Director	Hironori Yamamoto	Group Executive of Core Technology Development Headquarters; Group Executive of Display Developments Headquarters
Director	Yoroku Adachi	President of Canon (China) Co., Ltd.
Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Director	Katsuichi Shimizu	Chief Executive of Inkjet Products Operations
Director	Ryoichi Bamba	Executive Vice President of Canon U.S.A., Inc.
Director	Tomonori Iwashita	Deputy Chief Executive of Image Communications Products Operations
Director	Toshio Homma	Group Executive of New Business Headquarters
Director	Shigeru Imaiida	Deputy Group Executive of Production Management Headquarters
Corporate Auditor	Kohtaro Miyagi
Corporate Auditor	Masaharu Aono
Corporate Auditor	Tadashi Ohe	Attorney
Corporate Auditor	Tetsuo Yoshizawa

Note:
Corporate Auditors Mr. Tadashi Ohe and Mr. Tetsuo Yoshizawa are the outside Corporate Auditors stipulated in Article 18, Paragraph 1 of the Law Regarding Exceptional Rules of the Commercial Code Concerning Auditing, etc. of Stock Corporation.

INFORMATION ON SHARES

Closing of accounts:
December 31 of each year

Ordinary general meeting of shareholders:
March of each year

Record date for the above:
December 31 of each year
Otherwise, if necessary, public notice will be given in advance in accordance with a resolution by the board of directors.

Certain date for interim dividends:
June 30 of each year

Transfer agent:
Mizuho Trust & Banking Co., Ltd.
2-1, Yaesu 1-chome, Chuo-ku, Tokyo

Business handling place of the agent:
Head Office of Stock Transfer Agency Department,
Mizuho Trust & Banking Co., Ltd.

Mailing address and telephone number of the agent:
Business Office of Stock Transfer Agency Department
Mizuho Trust & Banking Co., Ltd.
17-7, Saga 1-chome, Koto-ku, Tokyo 135-8722
Telephone: (03)5213-5213

Intermediary offices:
Branches of Mizuho Trust & Banking Co., Ltd.
Head Office and Branches of Mizuho Investors Securities Co., Ltd.

Number of shares to constitute one unit of shares:
1,000 shares

Newspaper in which public notice is inserted:
The Nihon Keizai Shimbun published in Tokyo

Listed stock exchange:
Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, New York and Frankfurt am Main

Fee for issuing share certificate:
The amount equivalent to stamp duty for issue of each new share certificate

*Mizuho Asset Trust & Banking Co., Ltd., one of the intermediary offices for the transfer agent, has merged with Mizuho Trust & Banking Co., Ltd. as of March 12, 2003.

Canon

Registered Head Office
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Telephone: 03(3758)2111
URL
Canon Inc.   http://canon.jp/
Canon Worldwide Network   http://canon.com/
Providing various information including the latest news about the Company